NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT:           AbbVie Inc.

NAME OF PERSON RELYING ON EXEMPTION:           Employees’ Retirement System of Rhode Island

ADDRESS OF PERSON RELYING ON EXEMPTION:  Office of Rhode Island General Treasurer Seth Magaziner, Rhode Island State House, 82 Smith St. #102, Providence, RI 02903

NAME OF PERSON RELYING ON EXEMPTION:           Vermont Pension Investment Committee

ADDRESS OF PERSON RELYING ON EXEMPTION: Vermont State Treasurer, 109 State St., Montpelier, VT 05609

NAME OF PERSON RELYING ON EXEMPTION:          Common Spirit Health, C/O Mercy Investment Services

ADDRESS OF PERSON RELYING ON EXEMPTION: 2019 N. Geyer Rd., St. Louis, MO 63131

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of these filers under the terms of the Rule but is made voluntarily.

March 31, 2021

AbbVie Inc.

Shareholder Proposal on Independent Chair

Dear Fellow AbbVie Shareholders:

We urge you to vote FOR Proposal #8 asking the board to require an independent director as chair of AbbVie Inc.’s (“AbbVie’s” or the “Company’s”) (ABBV) Board of Directors at the May 7, 2021 Annual Meeting of Stockholders. The proponents of this resolution are AbbVie shareholders and members of the Investors for Opioid and Pharmaceutical Accountability (IOPA).

In light of rising material legal, regulatory, financial and reputational risks, as well as the controversies and legal challenges facing the company, we are concerned that the Board is not providing the necessary oversight of the company’s culture, strategy, and risk management.

AbbVie is currently the 57th largest company in the S&P 100 based on market cap.i The Company is among the top ten pharmaceutical companies and produces Imbruvica for the treatment of leukemia, Lupron for endometriosis and Humira for Crohn’s disease. According to the Company’s 2020 Annual Report, Humira alone makes up 43% of AbbVie’s revenues.ii In an alleged effort to thwart competitors, AbbVie has filed numerous patent extensions to protect its market exclusivity, drawing scrutiny from federal regulators and legislators over concerns that those practices adversely affect competition.iii

This is not a proxy solicitation, to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted. Vote your proxy according to the instructions set forth in AbbVie’s proxy statement.

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AbbVie was formed through a spin-off from Abbott Laboratories in 2013, and in 2020 the Company acquired Allergan plc (“Allergan”).iv Allergan develops and manufactures drugs in the areas of eye care (e.g., Restasis), medical aesthetics (e.g., Botox), and opioids (e.g., Kadian). As a result of its business practices in these various areas, Allergan, and thus AbbVie as its parent company, has faced a multitude of legal and regulatory challenges. For example, New York state recently filed charges against Allergan, along with Teva, alleging that the Company violated two state insurance laws by improperly marketing their opioid painkillers. The complaint alleges that that Allergan was a member of several front groups for opioid manufacturers which “promoted the concept of pseudoaddiction.”v

Allergan has also faced scrutiny and legal actions over its anticompetitive practices. In 2019, the United States Supreme Court affirmed a federal circuit court’s ruling that invalidated Allergan’s attempted transfer of patent rights for Restasis to the Saint Regis Mohawk Tribe. This attempt was widely viewed as an effort to shield the patent from federal administrative review.vi

We believe that a board led by an independent chair would better oversee these risks and would best serve the interests of the Company’s shareholders. An independent board chair eliminates the structural conflicts of interest caused by a combined CEO-Board Chair and clarifies where the authority of the CEO ends, and where responsibility of the independent board members begins.

AbbVie has stated that while its lead director reviews and provides input to the board agenda, the lead director does not formally set that agenda or run the meeting. We believe both of these tasks are essential ingredients in fostering an independent board culture.

These considerations are particularly important in light of AbbVie’s board composition, limits on investor rights, and legal exposure related to anticompetitive market practices:

•	Entrenched Board: Half of AbbVie’s directors served together at Abbott as either a corporate director or an executive reporting to the board. Several directors have a combined board tenure, between both Abbott and AbbVie, of over 15 years.

•	AbbVie Limits Investor Rights to Elect Directors: AbbVie’s staggered board allows investors to vote on only a third of directors each year, as opposed to electing all directors annually, making it difficult for investors to timely voice concerns about the Company. The Company has proposed to adopt annual director elections in the past; those proposals garnered very strong majority support but fell short of the 80 percent (of outstanding shares) required by the company’s certificate of incorporation. AbbVie’s proxy statement lacks evidence that it has meaningfully increased the amount it spends to solicit shareholders, which would increase the likelihood of achieving the 80 percent threshold.vii

This is not a proxy solicitation, to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted. Vote your proxy according to the instructions set forth in AbbVie’s proxy statement.

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•	AbbVie and Allergan Face On-Going Risks Related to Anticompetitive Practices: In 2019, the Federal Trade Commission (“FTC”) was awarded a $448 million judgment against AbbVie after the District Court found that the Company “filed sham patent infringement suits to maintain its Androgel monopoly.”viii In 2020, two FTC Commissioners filed public dissents against the merger of AbbVie and Allergan, citing numerous alleged anticompetitive practices by both companies and expressing concern that in a combined larger company, those practices would continue, harming innovation.ix One FTC Commissioner cited a Public Citizen report, “How Allergan Gamed the System to Spike Prices and Sell Opioids,” that details many of our concerns about the continuing legal exposure that Allergan may bring to the combined entity.[x] Since 2013, AbbVie investors have paid out $3.2 billion in federal and state litigation and regulatory agency settlements.xi

•	Allergan Acquisition Involves Additional Legal Liabilities: Allergan is named as a defendant in lawsuits that are part of over 3,000 consolidated cases in a federal court in Ohio, known as the National Prescription Opiate Litigation (the “MDL”), as well as other lawsuits in state court, related to claims that it deceptively marketed opioids (i.e., its Norco and Kadian products).xii MDL plaintiff the City of Chicago has subpoenaed documents related to AbbVie’s acquisition of Allergan, out of concern that Allergan’s assets may not be adequate to cover a potential judgment in the opioid MDL.xiii

Vote FOR Proposal #8 to require an independent chair at AbbVie Inc.

An independent chair is vital to ensure that tough questions of strategy, governance, culture, compliance and risk are being adequately discussed and independently overseen at the board level. By voting “FOR” Proposal 8, you can send a message to AbbVie’s board of directors that you value independent board leadership.

For further information, please contact Randy Rice, Senior Advisor, Policy & Communications at the Rhode Island Treasurer’s Office by e-mail at randall.rice@treasury.ri.gov.

Sincerely,

Seth Magaziner, General Treasurer
State of Rhode Island

This is not a proxy solicitation, to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted. Vote your proxy according to the instructions set forth in AbbVie’s proxy statement.

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Beth Pearce, Treasurer
State of Vermont

Donna Meyer, PhD
Common Spirit / Mercy Investment Services

i https://companiesmarketcap.com/abbvie/marketcap/

ii https://investors.abbvie.com/static-files/47512e94-a9a4-4035-8dbc-6eb59116bb05

iii https://www.fiercepharma.com/pharma/abbvie-already-famous-for-its-humira-strategy-forms-another-patent-wall-for-imbruvica-report

iv https://www.ftc.gov/news-events/press-releases/2020/05/ftc-imposes-conditions-abbvie-incs-acquisition-allergan-plc

v https://www.fiercepharma.com/pharma/new-york-wraps-allergan-and-teva-into-ongoing-opioid-abuse-probe-new-civil-charges

vi https://www.reuters.com/article/us-usa-court-allergan/u-s-supreme-court-rejects-allergan-bid-to-use-tribe-to-shield-drug-patents-idUSKCN1RR1FD

vii Compare AbbVie’s 2021 Proxy statement, https://investors.abbvie.com/static-files/47512e94-a9a4-4035-8dbc-6eb59116bb05, at 100; AbbVie’s 2020 Proxy Statement, https://investors.abbvie.com/static-files/47512e94-a9a4-4035-8dbc-6eb59116bb05, at 100.

viii https://www.jdsupra.com/legalnews/2019-antitrust-year-in-review-70981/, at 24.

ixhttps://www.ftc.gov/system/files/documents/public_statements/1574577/191_0169_dissenting_statement_of_commissioner_rebecca_kelly_slaughter_in_the_

matter_of_abbvie_and_0.pdf

x See https://www.ftc.gov/system/files/documents/public_statements/1574583/191-0169_dissenting_statement_of_commissioner_rohit_chopra_in_the_

matter_of_abbvie-allergan_redacted.pdf (citing https://www.citizen.org/news/how-allergan-gamed-the-system-to-spike-prices-and-sell-opioids/).

xi https://violationtracker.goodjobsfirst.org/prog.php?parent=abbvie

xii See https://investors.abbvie.com/static-files/47512e94-a9a4-4035-8dbc-6eb59116bb05, at 108.

xiii https://www.expertinstitute.com/resources/insights/allergan-could-shutter-avoiding-legal-liability-in-opioid-mdl/

This is not a proxy solicitation, to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted. Vote your proxy according to the instructions set forth in AbbVie’s proxy statement.

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